DESCRIPTION OF THE CAPITAL STOCK OF PLANTRONICS, INC.

The following description of the material provisions of the capital stock and other material terms of the 2009 Restated Certificate of Incorporation dated January 20, 2009 (the “Certificate of Incorporation”) of Plantronics, Inc. (the “Company”), the Company’s Amended and Restated Bylaws, effective as of April 9, 2020 (the “Bylaws”), and certain provisions of Delaware law, are summaries only. These summaries do not purport to be complete and are qualified in their entirety by reference to the Company’s Certificate of Incorporation and Bylaws, each of which are filed as exhibits to this Annual Report on Form 10-K, and by the provisions of applicable law.

Authorized Capital

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share (“Common Stock”), 100,000 shares of Series A Participating Preferred Stock, $.01 par value per share (“Series A Preferred Stock”), and 900,000 shares of Undesignated Preferred Stock, $.01 par value per share (“Undesignated Preferred Stock”).

Common Stock

Voting. Except as otherwise required by Delaware law, or as specifically set forth in the provisions of the Company’s Certificate of Incorporation or Bylaws, at every annual or special meeting of stockholders, every holder of Common Stock is entitled to one vote per share. When a quorum is present, the affirmative vote of the holders of the shares representing a majority of the voting power at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law or of the Company’s Certificate of Incorporation or Bylaws a different vote is required, in which case such express provision shall govern and control.

Board of Directors. At any meeting for the election of directors at which a quorum is present, each director is elected by the vote of the majority of the votes cast with respect to the nominee, provided that, the directors are elected by the vote of a plurality of the votes cast on the election of directors at any meeting for which the Company Secretary receives a notice of a stockholder’s intention to nominate a person or persons for election to the board of directors (“Board”) in compliance with the advance notice provisions of our Bylaws. There is no cumulative voting in the election of directors. The number of directors serving on the Company’s Board may be changed by a resolution adopted by the affirmative vote of a majority of the directors then in office, provided that, pursuant to the Company’s Bylaws, the number of directors shall be no less than six and no more than 11.

Dividends Rights. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock (discussed below), if any, holders of Common Stock are entitled to receive ratably any dividends that may be declared by the Board out of funds legally available therefor.

Liquidation Rights. In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets available for distribution to stockholders after the payment of or provision for all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights. Holders of Common Stock do not have preemption, conversion or redemption rights. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of the Company’s preferred stock the Company may issue in the future.

Listing. The Common Stock is currently listed on the NYSE under the ticker symbol "PLT."

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare, Inc.

Preferred Stock

There currently are no shares of preferred stock outstanding, and the Company has no present plans to issue any shares of preferred stock. However, under the terms of the Company’s Certificate of Incorporation, the Board has the authority, without further action by the Company’s stockholders, to issue the following classes of Preferred Stock:

Undesignated Preferred Stock. The Board may issue not more than an aggregate of 900,000 shares of Undesignated Preferred Stock in one or more series, without stockholder approval, and to establish, from time to time, the number of shares to be included in each series of preferred stock, to fix the designation, powers, preferences, and rights of the shares of each series of preferred stock, and to specify any qualifications, limitations or restrictions.

Series A Preferred Stock. The Board is authorized to issue 100,000 shares of Series A Preferred Stock without stockholder approval. The Series A Preferred Stock has the rights and privileges set forth below subject to any limitations on the Board under applicable law, the Certificate of Incorporation or the Bylaws, to amend or establish, from time to time, other designations, powers, preferences, and rights of the shares of the Series A Preferred Stock, and any of its qualifications, limitations or restrictions.

Dividends. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock holding prior or superior rights, holders of Series A Preferred Stock are entitled to receive quarterly dividends declared by the Board out of funds legally available at a per share rate 1,000 times that of the holders of Common Stock. Moreover, whenever any dividends or other distributions are in arrears to the Series A Preferred Stock, the Company will not:
(i)    Declare or pay dividends on, make any distributions, or redeem or purchase or otherwise acquire on any shares of stock ranking junior to the Series A Preferred Stock;
(ii)    Declare or pay dividends on or make any distributions on any shares of stock ranking on parity with the Series A Preferred Stock, except dividends paid ratably in proportion to the total amounts to which the holders of all such shares are entitled;
(iii)    Redeem, purchase or otherwise acquire for consideration shares of any stock ranking on parity with the Series A Preferred Stock;
(iv)    Purchase or otherwise acquire for consideration any shares of Series A Preferred Stock or any shares on parity with Series A Preferred Stock, except pursuant to a purchase offer made in writing to all holders of Series A Preferred Stock on terms the Board has determined in good faith will result in fair and equitable treatment of the respective series or classes of stock.

Voting Rights. Except as otherwise required by Delaware law, or as specifically set forth in the provisions of the Company’s Certificate of Incorporation or Bylaws, at every annual or special meeting of stockholders, every holder of Series A Preferred Stock is entitled to 1,000 votes per share and shall vote together as one class with all holders of Common Stock on all matters submitted to the vote of the stockholders of the Company.

Liquidation Rights. In the event of the Company’s liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to receive a per share amount 1,000 times the aggregate amount to be distributed per share to holders of Common Stock, plus an amount equal to any accrued and unpaid dividends.

Consolidation and Merger. In the event of a consolidation, merger, combination or other similar transaction in which the shares of Common Stock are exchanged for cash, equity or any other property, the holders of Series A Preferred Stock shall be exchanged at a rate 1,000 times the per share rate of Common Stock.
Redemption. Holders of Series A Preferred Stock do not have any redemption rights.

Other Rights. Holders of Series A Preferred Stock shall rank junior to other shares of preferred stock as to dividends and asset distribution unless the series of preferred shares sets forth otherwise. Additionally, the Company’s Certificate of Incorporation may not be amended in any manner that would materially adversely alter or change the powers, preference or special rights of the Series A Preferred Stock without the affirmative vote of a majority of the outstanding shares of Series A Preferred Stock voting separately as a series.

The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire control of the Company, or could adversely affect the rights of the Company’s common stockholders.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

The Company’s Certificate of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the Certificate of Incorporation specifically authorizes cumulative voting. The Company’s Certificate of Incorporation does not grant stockholders the right to vote cumulatively; therefore stockholders holding a majority of the shares of common stock outstanding will be able to elect all of the Company’s directors.

Stockholder Action by Written Consent and Special Meetings of Stockholders. The Company’s Certificate of Incorporation and Bylaws provides that all stockholder action must be affected at a duly called meeting of stockholders and not by written consent, and that only the Board or chief executive officer may call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals. The Company’s Bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting that are favored by the holders of a majority of the Company’s outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Super-Majority Voting. The Certificate of Incorporation requires a 66-2/3% stockholder vote for the amendment, repeal or modification of certain provisions of the Company’s Certificate of Incorporation and Bylaws relating to the size, nomination, election and appointment of members to Board, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. In addition, the authorization of blank check preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

Limitation of Directors' Liability and Indemnification

The Company’s Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

In addition, the Certificate of Incorporation and Bylaws provide that the Company will indemnify the Company’s directors and officers to the fullest extent permitted by Delaware law. The Company also expects to continue to maintain directors’ and officers’ liability insurance. The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

In addition to the indemnification required in the Certificate of Incorporation and Bylaws, the Company enters into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification of the Company’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were the Company’s agents. The Company believes that these bylaw provisions and indemnification agreements, as well as its maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.